

June 23, 2022

Christopher Hulls
Chief Executive Officer
Life360, Inc.
539 Bryant Street, Suite 402
San Francisco, CA 94107

> **Re: Life360, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 13, 2022**
> **File No. 000-56424**

Dear Mr. Hulls:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

Amendment No. 1 to Registration Statement on Form 10 Filed June 13, 2022

Life360 Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Seasonality, page 91

1. Please clarify your disclosure here and similar disclosures throughout your filing that indicate that in the three months ended December 31, 2021 and 2021, Tile generated approximately 31% and 28%, respectively, of your fiscal year total revenue, as Tile did not generate any of your revenue until after it was acquired on January 5, 2022. Rather, consider indicating how Tile's revenue compares to your revenue.

Notes to Consolidated Financial Statements
Note 4. Revenue
Other Revenue
Data Revenue, page F-18

2. You indicate in your response to prior comment 10 that you recognize revenue ratably using a time-based measure over the life of the contract. However, you state in your revenue policy that you recognize the fees for data arrangements over the term of the agreement as the data is provided to the customer. Please clarify the method used to recognize revenue over time and cite the authoritative literature that supports your accounting. Explain and revise your disclosure to address how revenue is recognized for contracts with a fee based on average active monthly users and with a minimum revenue guarantee based on the size of your active user base.

Unaudited Pro Forma Condensed Combined Financial Data, page F-137

3. We reissue and clarify prior comment 13. You state, "The historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are (1) directly attributable to the Tile Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on Tile." Tell us what consideration was given to the amendment to Article 11 of Regulation S-X issued in May 2020. In this regard, please revise considering that Rule 11-02 of Regulation S-X no longer requires that adjustments be directly attributable, factually supportable, and expected to have a continuing impact.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregory Heibel